August 16, 2005

Mr. Will Choi

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Coca-Cola Company
Form 10-K for the fiscal year ended December 31, 2004
Filed March 4, 2005

Dear Mr. Choi:

Thank you for your letter dated August 2, 2005, regarding our response to the Staff’s comment letter dated April 27, 2005.

The Coca-Cola Company’s (“KO” or the “Company”) response to the Staff’s comment is set forth below.

To facilitate the Staff’s review, we have included in this letter the caption and numbered comment from the Staff’s letter and have provided KO’s response immediately following each numbered comment.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Application of Critical Accounting Policies, page 31

1.              We have reviewed your response to prior comment 2 of our letter dated April 27, 2005.  Please help us understand your basis for determining that your operations in Germany and the Nordic region should be aggregated and deemed a single reporting unit for goodwill impairment testing purposes.  In this regard, please discuss the impact of economic situation in Germany as compared to that of the Nordic region, including the impact of Germany’s participation in the euro, on your operations.  See paragraph 30 of SFAS No. 142.  Please also clarify for us whether you would have recognized goodwill impairment related to CCEAG if Germany were a single reporting unit.

Reporting Unit

Paragraph 30 of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142) contains the primary guidance related to determining reporting units for purposes of the annual goodwill impairment tests.  Paragraph 30 of SFAS No. 142 reads as follows:

30.                               A reporting unit is an operating segment or one level below an operating segment (referred to as a component). (17) A component of an operating segment is a reporting unit if the component constitutes a business(18) for which discrete financial information is available and segment management(19) regularly reviews the operating results of that component.  However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.(20) An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.  The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.

(17) For purposes of determining reporting units, an operating segment is as defined in paragraph 10 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information.

(18) Emerging Issues Task Force Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” includes guidance on determining whether an asset group constitutes a business.

(19) Segment management consists of one or more segment managers, as that term is defined in paragraph 14 of Statement 131.

(20) Paragraph 17 of Statement 131 shall be considered in determining if the components of an operating segment have similar economic characteristics.

In accordance with Paragraph 30 of SFAS No. 142, in order to determine our reporting units, the first step we considered was our operating segments.  In 2004, the Company’s operating segments were as follows:

North America

Africa

Asia

Europe, Eurasia and Middle East

Latin America

Corporate

Each of the Company’s operating segments, with the exception of Corporate, has a segment manager responsible for that operating segment who reports directly to the Chief Executive Officer of the Company.

A reporting unit is defined in SFAS No. 142 as an operating segment or one level below an operating segment (referred to as a component).  In the Company’s reporting hierarchy, a Division is one level below the operating segment.  The Company’s grouping of geographic businesses into Divisions reflects management’s judgments about the optimal structure to manage such businesses and report their financial results to their segment management.  Segment management reviews the financial results and manages the business at the Division level.   In 2004, our Germany and Nordic Division was part of our Europe, Eurasia and Middle East operating segment, which also included the Central Europe and Russia Division, the Eurasia and Middle East Division, the Italy and Alpine Division, the Southeast Europe Division, the Iberian Division, and the Northwest Europe Division.

Our Germany and Nordic Division is a business as defined by Emerging Issues Task Force Issue No. 98-3. In addition, the Germany and Nordic Division reports discrete financial information which is regularly reviewed by segment management in the analysis and assessment of the results of the Europe, Eurasia and Middle East operating segment.  Division managers are held accountable by the segment managers for their Division’s operational and financial results.

Based on this analysis, the Company concluded that the Germany and Nordic Division, which is one level below our Europe, Eurasia and Middle East operating segment, met the definition of a component of an operating segment under SFAS No. 142.  Because we concluded that the Germany and Nordic Division was a component of an operating segment, we were not required under SFAS No. 142 to assess the economic similarities between the sub-components of the Division.

SFAS No. 142 requires that two or more components, in our case Divisions, of an operating segment be aggregated and deemed a single reporting unit if the components have similar economic characteristics.  The Company reviewed the criteria provided by paragraph 17 of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.”   Based on this review, we determined that our Europe, Eurasia and Middle East Divisions did not meet the similar economic characteristics criteria.  Accordingly, we have not aggregated any of these Divisions in conducting our annual goodwill impairment tests.

Therefore, we concluded that our Germany and Nordic Division was a component of our Europe, Eurasia and Middle East operating segment and a reporting unit as defined in SFAS No. 142.

Treating Germany as if It Were a Reporting Unit

If Germany was a reporting unit, the Company still would not have recognized a goodwill impairment charge related to CCEAG during 2004 because the fair value of the reporting unit would significantly exceed the carrying value of the reporting unit.

If you have any questions or require additional information regarding the matters addressed in this letter, please contact me at 404-676-3497 or via fax at 404-515-2554.

Sincerely,

/s/ Connie D. McDaniel

c:	E. Neville Isdell, Chairman, Board of Directors, and Chief Executive Officer
Gary P. Fayard, Executive Vice President and Chief Financial Officer
Peter V. Ueberroth, Chairman of the Audit Committee of the Board of Directors